                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 11-K

    (Mark One)

  [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 2006

                                      OR

  [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


             For the transition period from __________ to __________


                        Commission file number 1-15403


   A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

            NYCE Corporation - Employees' Tax Deferred Savings Plan

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         MARSHALL & ILSLEY CORPORATION
                            770 North Water Street
                           Milwaukee, Wisconsin 53202

Financial Statement and Exhibits
--------------------------------

  (a)    Financial Statements:
         ---------------------

            NYCE Corporation - Employees' Tax Deferred Savings Plan
            -------------------------------------------------------
                   Report of Independent Registered Public Accounting Firm. Statements of Net Assets Available for Benefits
                      as of December 31, 2006 and 2005.
                   Statements of Changes in Net Assets Available for Benefits
                      for the Years Ended December 31, 2006 and 2005.
                   Notes to Financial Statements as of and for the
                      Years Ended December 31, 2006 and 2005.
                   Supplemental Schedule, Form 5500, Schedule H,
                      Part IV, Line 4(i)
                         Schedule of Assets (Held at End of Year)
                             as of December 31, 2006.

  (b)    Exhibits:
         ---------

            23     Consent of Independent Registered Public Accounting Firm -
                      Deloitte & Touche LLP

NYCE CORPORATION EMPLOYEES' TAX
DEFERRED SAVINGS PLAN

Financial Statements as of and for the
Years Ended December 31, 2006 and 2005,
Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

NYCE CORPORATION EMPLOYEES' TAX
DEFERRED SAVINGS PLAN

TABLE OF CONTENTS
-----------------
                                                    Page

REPORT OF INDEPENDENT REGISTERED
  PUBLIC ACCOUNTING FIRM                              1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for
      Benefits as of December 31, 2006 and 2005       2

   Statements of Changes in Net Assets
     Available for Benefits for the
      Years Ended December 31, 2006 and 2005          3

   Notes to Financial Statements as of and for
     the Years Ended December 31, 2006 and 2005     4-11

SUPPLEMENTAL SCHEDULE -                               12
   Form 5500, Schedule H, Part IV, Line 4i -
     Schedule of Assets (Held at End of Year)
        as of December 31, 2006                       13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                    [Deloitte & Touche LLP Letterhead]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
NYCE Corporation Employees' Tax Deferred Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the NYCE Corporation Employees' Tax Deferred Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Milwaukee, Wisconsin
June 22, 2007

NYCE CORPORATION EMPLOYEES' TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

                                            2006            2005
                                       --------------  --------------
ASSETS:

  Investments -- at fair value:
    Master Trusts                      $   7,652,679   $   7,685,174
    Investments                           13,167,724      12,326,172
    Loans to participants                    182,189         392,510
                                        -------------   -------------
         Total investments                21,002,592      20,403,856

  Receivables -- Accrued
    investment income                         11,920          12,416
                                        -------------   -------------
         Total assets                     21,014,512      20,416,272

LIABILITIES -- Payables --
  pending trades                               4,930             --
                                        -------------   -------------
NET ASSETS AVAILABLE FOR
  BENEFITS AT FAIR VALUE                  21,009,582      20,416,272

Adjustments from fair value to
  contract value for fully
  benefit-responsive investment contacts      29,074          36,418
                                        -------------   -------------
NET ASSETS AVAILABLE FOR BENEFITS      $  21,038,656   $  20,452,690
                                        =============   =============
See notes to financial statements.

NYCE CORPORATION EMPLOYEES' TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                            2006            2005
                                       --------------  --------------
INVESTMENT INCOME:
  Income from Master Trusts            $     892,846   $     467,208
  Net appreciation in fair
    value of investments                   1,192,685         364,728
  Interest and dividends                     239,971         304,602
                                        -------------   -------------
        Net investment income              2,325,502       1,136,538

DEDUCTIONS -- Benefits
  paid to participants                    (1,739,536)     (5,042,893)
                                        -------------   -------------

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR BENEFITS                     585,966      (3,906,355)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                       20,452,690      24,359,045
                                        -------------   -------------
  End of year                          $  21,038,656   $  20,452,690
                                        =============   =============

See notes to financial statements.

NYCE CORPORATION EMPLOYEES' TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

  1.     DESCRIPTION OF THE PLAN

         The following description of the NYCE Corporation Employees' Tax Deferred Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         General -- The Plan is a defined contribution plan covering substantially all salaried employees of NYCE Corporation who had three months of service with the exception of leased, temporary, in-house temporary, in-house consultant, special project, free-lance, on-call, casual and bargaining unit employees. Marshall & Ilsley Corporation (the "Corporation") is the administrator of the Plan and the Marshall & Ilsley Trust Company (the "Trustee"), a subsidiary of the Corporation, is the trustee and recordkeeper of the Plan. The Trustee holds all investments of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

         On July 30, 2004, NYCE Corporation (the "Company") merged with Marshall & Ilsley Corporation (the "Corporation") and participants in the Plan actively employed by the Company became 100% vested. The Plan's benefits were frozen as of December 31, 2004.

         Effective January 1, 2005, each Plan participant was eligible to make the election to participate in the M&I Retirement Plan, a defined contribution plan which is subject to the provisions of the ERISA.

         Participant Accounts -- Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting -- Participants are vested immediately in their contributions plus actual earnings thereon. For participants not 100% vested as a result of the Company merger, vesting in the Company's contributions is based on continuous service. A participant vests 20% each year upon completing two years of service. A participant is 100% vested after completing six years of service.

         Forfeitures -- Forfeited nonvested accounts are used to reduce Company contributions. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $96,543 and $77,582, respectively.

         Investment Options -- Participants may direct the investment of their contributions into the eighteen investment options offered by the Plan.

         Participant Loans -- Participants may borrow from their vested accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through payroll deductions. As of December 20, 2005, the Plan no longer offers new loans to participants. The loans were written with original terms of two to five years. The interest rates were based on prevailing market conditions and are fixed over the life of the note. Interest rates on participant loans at December 31, 2006 and 2005, ranged from 6.00% to 7.00% and 6.00% to 11.00%, respectively.

         Payment of Benefits -- Participants in the Plan or beneficiaries are eligible to receive a benefit upon their termination, normal retirement date, early retirement date, death, financial hardship, or disability, as defined, equal to the amount in their individual accounts.


  2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting -- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

         Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Risks and Uncertainties -- The Plan utilizes various investment instruments, including mutual funds and a common collective fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

         Investment Valuation and Income Recognition -- The Plan's investments are stated at fair value except for the Marshall & Ilsley Stable Principal Fund (the "Fund"), which is stated at fair value and then adjusted to contract value. The Fund invests in guaranteed investment contracts. Fully benefit-responsive investment contracts are valued at fair value. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. There are no limitations on guarantees of the contracts.

         Quoted market prices are used to value investments held by the Plan as well as the underlying investments of the Master Trusts in which the Plan invests. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

         Administrative Expenses -- Significantly all administrative expenses of the Plan were paid by the Corporation for the years ended December 31, 2006 and 2005.

         Payment of Benefits -- Benefit payments to participants are recorded upon distribution. There were no amounts allocated to participants who elected benefit payments but were not yet paid as of December 31, 2006 and 2005.

         Adoption of New Accounting Guidance -- The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.


  3.     INVESTMENTS

         The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005, are as follows:

                                            2006            2005
                                       --------------  --------------
         M&I Master Trust --
           Growth Balanced Fund*      $    3,009,606  $    2,933,936
         M&I Stable Principal Fund*        2,338,274       2,573,921
         M&I Master Trust --
           Aggressive Balanced Fund*       1,977,428       1,990,689
         Vanguard Institutional
           Index Fund                      1,815,788       1,629,023
         M&I Master Trust --
           Moderate Balanced Fund*         1,134,450       1,422,438
         Goldman Sachs Small-Cap
           Value Fund                      1,358,154       1,199,722
         Marshall Mid-Cap Value Fund*      1,186,106       1,084,095
         Nicholas Fund                           --        1,030,124
         Marshall International
           Stock Fund*                     1,252,082         --

         *Represents party-in-interest

         During the years ended December 31, 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                         2006            2005
                                    --------------  --------------
      Mutual funds                 $    1,192,685  $      390,543
      Pooled separate accounts                --          (25,815)
                                    --------------  --------------
      Net appreciation in fair
        value of investments       $    1,192,685  $      364,728
                                    ==============  ==============


  4.     INTEREST IN MASTER TRUSTS

         Certain of the Plan's investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. These master trust accounts (the "Master Trusts") are established by the Corporation and administered by the Trustee. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the M&I Retirement Plan and the Missouri State Bank & Trust Company Retirement Savings Plan for investment and administrative purposes. Although assets of all three plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

         The Plan's investments and income in the Master Trusts at December 31, 2006 and 2005, respectively, are summarized as follows:

         M&I Master Trust -- Aggressive Stock Fund

                                          2006            2005
                                    --------------- ---------------
      Investments -- whose fair
        value is determined based
        on quoted market prices --
        mutual funds                $  116,363,654  $   95,327,165
                                     --------------  --------------

      Net assets of the M&I Master Trust --
        Aggressive Stock Fund       $  116,363,654  $   95,327,165
                                     ==============  ==============

      Plan's interest in net assets
        of the M&I Master Trust --
        Aggressive Stock Fund       $      439,274  $      395,747
                                     ==============  ==============

      Plan's interest in M&I Master Trust --
        Aggressive Stock Fund as a
        percentage of the total               0.38 %          0.42 %
                                     ==============  ==============


      Dividend and interest income  $      942,819  $      840,833

      Net appreciation in the fair
        value of investments --
        mutual funds                    14,455,227       6,841,738
                                     --------------  --------------
      Total M&I Master Trust -- Aggressive
        Stock Fund income           $   15,398,046  $    7,682,571
                                     ==============  ==============

         M&I Master Trust -- Growth Balanced Fund

                                          2006            2005
                                    --------------- ---------------
      Investments -- whose fair
        value is determined based
        on quoted market prices --
        mutual funds                $  127,634,361  $  100,303,141
                                     --------------  --------------

      Net assets of the M&I Master Trust --
        Growth Balanced Fund        $  127,634,361  $  100,303,141
                                     ==============  ==============

      Plan's interest in net assets
        of the M&I Master Trust --
        Growth Balanced Fund        $    3,009,606  $    2,933,936
                                     ==============  ==============

      Plan's interest in M&I Master Trust --
        Growth Balanced Fund as a
        percentage of the total               2.36 %          2.93 %
                                     ==============  ==============


      Dividend and interest income  $    2,724,630  $    2,167,638

      Net appreciation in the fair
        value of investments --
        mutual funds                    10,296,520       4,096,064
                                     --------------  --------------
      Total M&I Master Trust --
        Growth Balanced Fund income $   13,021,150  $    6,263,702
                                     ==============  ==============

         M&I Master Trust -- Aggressive Balanced Fund

                                          2006            2005
                                    --------------- ---------------
      Investments -- whose fair
        value is determined based on
        quoted market prices --
        mutual funds                $   18,624,234  $    8,511,436
                                     --------------  --------------

      Net assets of the M&I Master Trust --
        Aggressive Balanced Fund    $   18,624,234  $    8,511,436
                                     ==============  ==============

      Plan's interest in net assets
        of the M&I Master Trust --
        Aggressive Balanced Fund    $    1,977,428  $    1,990,689
                                     ==============  ==============

      Plan's interest in M&I Master Trust --
        Aggressive Balanced Fund as
        a percentage of the total            10.62 %         23.39 %
                                     ==============  ==============


      Dividend and interest income  $      243,808  $      112,596

      Net appreciation in the fair
        value of investments --
        mutual funds                     1,610,942         417,238
                                     --------------  --------------

      Total M&I Master Trust --
        Aggressive Balanced
        Fund income                 $    1,854,750  $      529,834
                                     ==============  ==============

         M&I Master Trust -- Moderate Balanced Fund

                                          2006            2005
                                    --------------- ---------------
      Investments -- whose fair
        value is determined based
        on quoted market prices --
        mutual funds                $    8,164,618  $    4,840,861
                                     --------------  --------------

      Net assets of the M&I Master Trust --
        Moderate Balanced Fund      $    8,164,618  $    4,840,861
                                     ==============  ==============

      Plan's interest in net assets
        of the M&I Master Trust --
        Moderate Balanced Fund      $    1,134,450  $    1,422,438
                                     ==============  ==============

      Plan's interest in M&I Master Trust --
        Moderate Balanced Fund as
        a percentage of the total            13.89 %         29.38 %
                                     ==============  ==============

      Dividend and interest income  $      179,817  $      118,277

      Net appreciation in the fair
        value of investments --
        mutual funds                       370,800         109,334
                                     --------------  --------------
      Total M&I Master Trust --
        Moderate Balanced
        Fund income                 $      550,617  $      227,611
                                     ==============  ==============

         M&I Master Trust -- Diversified Stock Fund

                                          2006            2005
                                    --------------- ---------------
      Investments -- whose fair
        value is determined based
        on quoted market prices --
        mutual funds                $   23,233,811  $   11,196,528
                                     --------------  --------------

       Net assets of the M&I Master Trust --
         Diversified Stock Fund     $   23,233,811  $   11,196,528
                                     ==============  ==============

       Plan's interest in net assets
         of the M&I Master Trust --
         Diversified Stock Fund     $      762,039  $      649,553
                                     ==============  ==============

       Plan's interest in M&I Master Trust --
         Diversified Stock Fund as
         a percentage of the total            3.28 %          5.80 %
                                     ==============  ==============

       Dividend and interest income $      227,035  $      116,545

       Net appreciation in the fair
         value of investments --
         mutual funds                    2,384,163         774,757
                                     --------------  --------------
       Total M&I Master Trust --
         Diversified Stock
         Fund income                $    2,611,198  $      891,302
                                     ==============  ==============

         M&I Master Trust -- Common Stock Fund

                                          2006            2005
                                    --------------- ---------------
      Investments -- whose fair
        value is determined based
        on quoted market prices --
        common stock                $  483,516,733  $  438,991,418
                                     --------------  --------------

      Net assets of the M&I Master Trust --
        Common Stock Fund           $  483,516,733  $  438,991,418
                                     ==============  ==============

      Plan's interest in net assets
        of the M&I Master Trust --
        Common Stock Fund           $      329,882  $      292,811
                                     ==============  ==============

      Plan's interest in M&I Master Trust --
        Common Stock Fund as a
        percentage of the total               0.07 %          0.07 %
                                     ==============  ==============


      Dividend and interest income  $   10,761,089  $    9,654,107

      Net appreciation (depreciation)
        in the fair value of
        investments -- mutual funds     48,675,405     (52,330,986)
                                     --------------  --------------

      Total M&I Master Trust -- Common
        Stock Fund income (loss)    $   59,436,494  $  (42,676,879)
                                     ==============  ==============

         At December 31, 2006 and 2005, the M&I Master Trust -- Common Stock Fund held 10,024,546 and 10,157,841 shares, respectively, of common stock of the Corporation, the sponsoring employer, with a cost basis of $142,705,068 and $131,799,672, respectively. During the year ended December 31, 2006, the M&I Master Trust -- Common Stock Fund recorded dividend income of $10,702,171.

  5.     FEDERAL INCOME TAX STATUS

         The Plan is a Non-Standardized Prototype Plan ("Prototype Plan") sponsored by the Trustee and adopted by the Corporation. The Plan has not requested its own determination letter from the Internal Revenue Service. However, the Corporation and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.


  6.     EXEMPT PARTY-IN-INTEREST TRANSACTIONS

         Certain Plan investments are shares of mutual funds, a common collective fund, and Master Trusts managed by the Trustee. The Corporation is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.


  7.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of and for the year ended December 31, 2006, is as follows:

      Statement of net assets available for benefits:
        Net assets available for benefits
          per the financial statements              $    21,038,656

      Adjustments from contract value to fair value for
        fully benefit-responsive investment contracts       (29,074)
                                                     ---------------
      Net assets available for benefits
        per the Form 5500                           $    21,009,582
                                                     ===============

      Statement of changes in assets available for benefits:
        Increase in net assets per the
          financial statements                      $       585,966

      Adjustment from contract value to fair value for fully
        benefit-responsive investment contracts             (29,074)
                                                     ---------------
      Net income per Form 5500                      $       556,892
                                                     ===============


  8.     PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would be 100% vested in their accounts.


  9.     VOLUNTARY COMPLIANCE RESOLUTION

         In June 2006, the Corporation filed an application for a compliance statement from the IRS under the Voluntary Correction Program, a component of the Employee Plans Compliance Resolution System. The compliance statement was sought with respect to the following operational failure:

             During plan years 1999, 2000, 2001, 2002, and 2003, improper true-up matching contributions were calculated by a third-party administrator, and made by the Company.

         The Corporation has yet to receive a response from the IRS.

 10.     SUBSEQUENT EVENT

         In early April 2007, the Corporation announced its plan to separate Marshall & Ilsley Corporation and Metavante Corporation into two separate publicly traded companies. This transaction, which is contingent upon satisfaction of various closing conditions, is expected to close in the fourth quarter of 2007. The closing conditions include approval of Marshall & Ilsley Corporation shareholders, who will be asked to vote on the proposed transaction at a special meeting that will be held on a date to be announced, obtaining a favorable ruling from the Internal Revenue Service and other regulatory approvals. The impact of this proposed transaction on the Plan is currently unknown.


                                   * * * * * *

                           SUPPLEMENTAL SCHEDULE

NYCE CORPORATION EMPLOYEES' TAX DEFERRED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i --
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

                         Description of Investment,
                          Including Maturity Date,
                        Rate of Interest, Collateral,    Current
        Issuer           and Par or Maturity Value        Value
---------------------- ------------------------------ -------------

M&I Master Trust -- Growth
  Balanced Fund*       Master Trust                   $  3,009,606
M&I Stable Principal
  Fund*                Common Collective Fund            2,338,274
M&I Master Trust -- Aggressive
  Balanced Fund*       Master Trust                      1,977,428
Vanguard Institutional
  Index Fund           Registered Investment Company     1,815,788
M&I Master Trust -- Moderate
  Balanced Fund*       Master Trust                      1,134,450
Goldman Sachs Small --
  Cap Value Fund       Registered Investment Company     1,358,154
Marshall Mid --
  Cap Value Fund*      Registered Investment Company     1,186,106
Nicholas Fund          Registered Investment Company       871,128
Marshall Intermediate
  Bond Fund*           Registered Investment Company       828,663
Managers Special
  Equity Fund          Registered Investment Company       931,510
Marshall Mid-Cap
  Growth Fund*         Registered Investment Company       888,506
Marshall International
  Stock Fund*          Registered Investment Company     1,252,082
Marshall Large Cap
  Value Fund*          Registered Investment Company       975,633
M&I Master Trust -- Diversified
  Stock Fund*          Master Trust                        762,039
M&I Master Trust -- Aggressive
  Stock Fund*          Master Trust                        439,274
MFS Massachusetts
  Growth Fund          Registered Investment Company       409,829
Marshall Large Cap Growth
  & Income Fund*       Registered Investment Company       312,051
M&I Master Trust -- Common
  Stock Fund*          Master Trust                        329,882
Various participants*  Participant Loans (at interest
                         rates of 6% - 7%)                 182,189
                                                        -----------
                                                      $ 21,002,592
                                                        ===========

* Represents party-in-interest

                                 SIGNATURES
                                 ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     NYCE Corporation Employees'
                                       Tax Deferred Savings Plan

                                     /s/ Dennis R. Salentine
                                     ____________________________

                                     Dennis R. Salentine
                                     Vice President,and
                                       Director of Corporate
                                       Benefits of the Marshall
                                       & Ilsley Corporation


Date: June 29, 2007